Filed by Brookfield Global Listed Infrastructure Income Fund Inc. (File No. 811-22570)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Global Listed Infrastructure Income Fund Inc.

File No. 811-22570

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

PLEASE VOTE NOW!

BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND INC.

250 Vesey Street, New York, NY 10281

 January 28, 2020

RE: Adjourned Joint Special Meeting of Stockholders

Dear Stockholder:

We are almost there, but we need your help.

Brookfield Global Listed Infrastructure Income Fund Inc. (“INF”) recently held its joint special meeting of stockholders (the “Special Meeting”) on Friday, January 24, 2020. Detailed information about the Joint Special Meeting and the important proposal to be voted on may be found in the proxy materials that you should have received. To simplify matters, we have included an additional copy of your proxy card(s) for your convenience.

At the Special Meeting, our stockholders voted overwhelmingly in the affirmative (in the excess of 96%) to approve the proposed reorganization of INF into Brookfield Real Assets Income Fund Inc. (the “Reorganization”). However, it was necessary to adjourn the Special Meeting until Friday, February 7, 2020, to afford additional time to solicit stockholder votes in order to convene the Special Meeting and approve the Reorganization.

Our records indicate that INF, in which you are invested, has yet to receive sufficient stockholder votes in order to convene the Special Meeting and approve the Reorganization. We apologize for the continued follow-up regarding this matter. However, it is critical that we receive your proxy vote by February 7, 2020. Please help us avoid further adjournments, reminder phone calls to stockholders, and additional costs by promptly voting your shares today.

We value your time and have set up convenient voting options. For reasons set forth in the proxy materials previously mailed to you, the Board of Trustees of the Fund has unanimously approved the proposal detailed in your proxy materials and is recommending that stockholders vote “FOR” the proposal. Thank you in advance to your attention to this important matter.

Sincerely,

Brian F. Hurley

President

Voting is easy. Please take a moment now to cast your vote using one of the voting options listed below:

1.	Vote by Phone. Simply dial the toll-free number located on the enclosed proxy card. Please have the proxy card available at the time of the call.

2.	Vote via the Internet. Simply visit the website indicated on the enclosed proxy card and follow the instructions on the website.

3.	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.